DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT



INTERIM FINANCIAL REPORT

At 31 March 2013

(UNAUDITED)

Table of contents

Income statement

For the quarter ended 31 March 2013 (unaudited) and 31 March 2012 (unaudited)

	Quarter to 31 March 2013 € million	Quarter to 31 March 2012 € million
Interest and similar income		
From Banking loans	**253**	263
From fixed-income debt securities and other interest	**26**	51
Interest expense and similar charges	**(24)**	(48)
Net interest expense on derivatives	**(43)**	(45)
Net interest income	**212**	221
Net fee and commission income	**7**	2
Dividend income	**8**	9
Net gains from share investments at fair value through profit or loss	**186**	397
Net (losses)/gains from loans at fair value through profit or loss	**(9)**	9
Net gains from loans at amortised cost	**3**	4
Net gains from Treasury investments held at amortised cost	**2**	-
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	**41**	41
Fair value movement on non-qualifying and ineffective hedges	**44**	16
Provisions for impairment of Banking loan investments	**8**	1
General administrative expenses	**(67)**	(57)
Depreciation and amortisation	**(8)**	(6)
Net profit for the period	**427**	637
Transfers of net income approved by the Board of Governors	**(25)**	-
Financial accounting net profit after transfers of net income approved by the Board of Governors	**402**	637

Statement of comprehensive income

For the quarter ended 31 March 2013 (unaudited) and 31 March 2012 (unaudited)

	Quarter to 31 March 2013 € million	Quarter to 31 March 2012 € million
Net profit	**402**	637
Other comprehensive income/(loss)		
Share investment designated as fair value through other comprehensive income	**4**	2
Cash flow hedges	**(9)**	(1)
Total comprehensive income	**397**	638
Attributable to:		
Equity holders	**397**	638

Balance Sheet

At 31 March 2013 (unaudited) and 31 December 2012 (audited)

	€ million	**31 March 2013 € million**	€ million	31 December 2012 € million
Assets				
Placements with and advances to credit institutions		**8,796**		7,515
Debt securities				
At fair value through profit or loss	**212**		175	
At amortised cost	**11,632**		12,243	
Less: Provisions for impairment	**(1)**		(8)	
		11,843		12,410
Collateralised placements		**596**		600
		21,235		20,525
Other financial assets				
Derivative financial instruments	**4,462**		4,671	
Other financial assets	**457**		354	
		4,919		5,025
Loan investments				
Banking portfolio				
Loans at amortised cost	**19,424**		19,333	
Less: Provisions for impairment	**(736)**		(736)	
Loans at fair value through profit or loss	**239**		247	
		18,927		18,844
Share investments				
Banking portfolio				
Share investments at fair value through profit or loss	**6,715**		6,649	
Treasury portfolio				
Share investments at fair value through other comprehensive income	**67**		64	
		6,782		6,713
Intangible assets		**38**		41
Property, technology and office equipment		**41**		42
Paid-in capital receivable		**13**		12
Total assets		**51,955**		51,202
Liabilities				
Borrowings				
Amounts owed to credit institutions	**2,836**		3,086	
Debts evidenced by certificates	**32,305**		31,824	
		35,141		34,910
Other financial liabilities				
Derivative financial instruments	**1,672**		1,752	
Other financial liabilities	**734**		530	
		2,406		2,282
Total liabilities		**37,547**		37,192
Members' equity				
Paid-in capital		**6,202**		6,202
Reserves and retained earnings		**8,206**		7,808
Total members' equity		**14,408**		14,010
Total liabilities and members' equity		**51,955**		51,202
Memorandum items				
Undrawn commitments		**10,928**		10,995

Statement of changes in equity for the quarter ended 31 March 2013 (unaudited) and 31 March 2012 (unaudited)

	Subscribed capital € million	Callable capital € million	Fair value through other comprehensive income reserve € million	Cash flow reserves € million	Retained earnings € million	Total equity € million
At 31 December 2011	28,380	(22,181)	10	15	6,949	13,173
Total comprehensive income for the period	-	-	2	(1)	637	638
Internal tax for the period	-	-	-	-	1	1
Capital subscriptions	157	(157)	-	-	-	-
At 31 March 2012	28,537	(22,338)	12	14	7,587	13,812
At 31 December 2012	29,601	(23,399)	16	7	7,785	14,040
Total comprehensive income for the period	-	-	4	(9)	402	397
Internal tax for the period	-	-	-	-	1	1
Capital subscriptions	-	-	-	-	-	-
At 31 March 2013	**29,601**	**(23,399)**	**20**	**(2)**	**8,188**	**14,408**

Statement of cash flows for the quarter ended 31 March 2012 (unaudited) and 31 March 2011 (unaudited)

	€ million	Year to 31 March 2012 € million	€ million	Year to 31 March 2012 € million
Cash flows from operating activities				
Net profit for the year	**402**		637	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	**(4)**		(3)	
Interest income	**(275)**		(271)	
Interest expense and similar charges	**67**		53	
Net deferral of fees and direct costs	**15**		18	
Internal tax	**2**		1	
Realised gains on share investments and equity derivatives	**(66)**		(21)	
Unrealised gains on share investments and equity derivatives at fair value through profit or loss	**(120)**		(376)	
Unrealised losses/(gains) from loans at fair value through profit or loss	**9**		(5)	
Realised gains on Banking loans	**(3)**		(9)	
Realised gains on Treasury investments	**(18)**		-	
Fair value movement on hedges	**(44)**		(16)	
Unrealised mark-to-market movement	**330**		116	
Foreign exchange gains	**1**		-	
Depreciation and amortisation	**8**		6	
Profit on disposal of property, technology and office equipment	**(2)**		-	
Provisions for impairment of debt securities at amortised cost	**1**		-	
Gross provisions release for Banking loan losses	**(8)**		(1)	
	295		129	
Interest income received	**267**		252	
Interest expense and similar charges paid	**(32)**		(20)	
(Increase)/decrease in operating assets:				
Prepaid expenses	**11**		81	
Proceeds from repayments of Banking loans	**1,856**		1,317	
Funds advanced for Banking loans	**(1,752)**		(1,446)	
Proceeds from sale of Banking share investments and equity derivatives	**170**		66	
Funds advanced for Banking share investments	**(51)**		(413)	
Net placements (to)/from credit institutions	**(844)**		468	
Movement in amounts owed to credit institutions	**-**		134	
Decrease/(increase) in operating liabilities:				
Accrued expenses	**(25)**		5	
Net cash (used in)/from operating activities		**(105)**		573
Cash flows from/(used in) investing activities				
Proceeds from debt securities at amortised cost	**5,871**		3,356	
Purchases of debt securities at amortised cost	**(5,277)**		(3,765)	
Proceeds from sale of debt securities held at fair value through profit or loss	**234**		309	
Purchases of debt securities held at fair value through profit or loss	**(245)**		(335)	
Proceeds from sale of property, technology and office equipment	**3**		-	
Purchase of intangible assets, property, technology and office equipment	**(6)**		(6)	
Net cash from/(used in) investing activities		**580**		(441)
Cash flows from financing activities				
Issue of debts evidenced by certificates	**2,965**		4,194	
Redemption of debts evidenced by certificates	**(2,758)**		(3,031)	
Net cash from financing activities		**207**		1,163
Net increase in cash and cash equivalents		**682**		1,295
Cash and cash equivalents at beginning of the year		**5,897**		4,450
Cash and cash equivalents at 31 March		**6,579**		5,745

[1] Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 31 March 2013 balance is €17 million restricted for technical assistance to be provided to member countries in the SEMED region.

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 March 2013 the Bank's shareholders comprised 64 countries, together with the European Union and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets at fair value through other comprehensive income and financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules. The financial statements have been prepared on a going concern basis.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements for the year ended 31 December 2012. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2012. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2013.

3. Banking loan investments at amortised cost

	2013 Sovereign loans € million	**2013 Non-sovereign loans € million**	**2013 Total loans € million**	2012 Sovereign loans € million	2012 Non-sovereign loans € million	2012 Total loans € million
Operating assets						
At 1 January	**2,690**	**16,643**	**19,333**	2,440	15,648	18,088
Movement in fair value revaluation[1]	**-**	**(16)**	**(16)**	-	(6)	(6)
Disbursements	**59**	**1,670**	**1,729**	108	1,335	1,443
Repayments and prepayments	**(70)**	**(1,755)**	**(1,825)**	(76)	(1,212)	(1,288)
Foreign exchange movements	**20**	**171**	**191**	(24)	(58)	(82)
Movement in net deferral of front end fees and related direct costs	**2**	**10**	**12**	-	3	3
At 31 March	**2,701**	**16,723**	**19,424**	2,448	15,710	18,158
Portfolio provisions for the unidentified impairment of loan investments	**(17)**	**(446)**	**(463)**	(13)	(392)	(405)
Specific provisions for the identified impairment of loan investments	**-**	**(273)**	**(273)**	-	(255)	(255)
Total operating assets net of provisions for impairment at 31 March	**2,684**	**16,004**	**18,688**	2,435	15,063	17,498

[1] The movement in fair value revaluation relates to those fixed rate loans that form part of a qualifying hedge relationship with a derivative position and as such are re-measured to fair value in respect of interest rate risk.

At 31 March 2013 the Bank categorised 71 loans as impaired, with operating assets totalling €588 million (31 December 2012: 72 loans totalling €624 million; 31 March 2012: 58 loans totalling €508 million). Specific provisions on these assets amounted to €273 million (31 December 2012: €280 million; 31 March 2012: €255 million).

Banking loan investments at fair value through profit or loss

	2013 Non-sovereign loans € million	2012 Non-sovereign Loans € million
Operating assets		
At 1 January	**247**	239
Disbursements	**23**	3
Repayments and prepayments	**(27)**	(20)
Movement in fair value revaluation	**(9)**	5
Foreign exchange movements	**5**	(5)
At 31 March	**239**	222

4. Share investments

	2013 Fair value Unlisted € million	2013 Fair value Listed € million	2013 Fair value Total € million	2012 Fair value Unlisted € million	2012 Fair value Listed € million	2012 Fair Value Total € million
Outstanding disbursements						
At 1 January	**4,871**	**1,696**	**6,567**	4,444	1,627	6,071
Transfer from unlisted to listed	**(202)**	**202**	**-**	-	-	-
Disbursements	**47**	**4**	**51**	361	52	413
Disposals	**(68)**	**(36)**	**(104)**	(43)	-	(43)
Written off	**-**	**-**	**-**	(2)	-	(2)
At 31 March	**4,648**	**1,866**	**6,514**	4,760	1,679	6,439
Fair value adjustment						
At 1 January	**145**	**(63)**	**82**	141	(175)	(34)
Transfer from unlisted to listed	**5**	**(5)**	**-**	-	-	-
Movement in fair value revaluation	**117**	**2**	**119**	233	174	407
At 31 March	**267**	**(66)**	**201**	374	(1)	373
Fair value at 31 March	**4,915**	**1,800**	**6,715**	5,134	1,678	6,812
Equity derivatives at 31 March	**283**	**70**	**353**	258	64	322

5. Primary segment analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format - business segment

	31 March 2013			31 March 2012		
	Banking € million	**Treasury € million**	**Aggregated € million**	Banking € million	Treasury € million	Aggregated € million
Interest income	**253**	**26**	**279**	263	51	314
Other income	**195**	**43**	**238**	421	41	462
Total segment revenue	**448**	**69**	**517**	684	92	776
Less interest expense and similar charges	**(75)**	**45**	**(30)**	(112)	25	(87)
Net interest expense on derivatives	**-**	**(43)**	**(43)**	-	(45)	(45)
Allocation of the return on capital	**5**	**1**	**6**	35	4	39
Less general administrative expenses	**(63)**	**(4)**	**(67)**	(53)	(4)	(57)
Less depreciation and amortisation	**(7)**	**(1)**	**(8)**	(6)	-	(6)
Segment result before provisions and hedges	**308**	**67**	**375**	548	72	620
Fair value movement on non-qualifying and ineffective hedges	**-**	**44**	**44**	-	16	16
Provision for impairment of loan investments	**8**	**-**	**8**	1	-	1
Net profit for the period	**316**	**111**	**427**	549	88	637
Segment assets	**26,381**	**25,574**	**51,955**	25,396	23,013	48,409
Segment liabilities	**195**	**37,352**	**37,547**	284	34,313	34,597

Interest expense and similar charges, net of the allocation of the return on capital, is €24 million (Q1 2012: €48 million). This is the Bank's "interest expense and similar charges" as reported in the income statement.